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                             September 12, 2023

       Dr. Whitney Haring-Smith
       Chief Executive Officer
       Anzu Special Acquisition Corp I
       12610 Race Track Road, Suite 250
       Tampa, FL 33626

                                                        Re: Anzu Special
Acquisition Corp I
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 5,
2023
                                                            File No. 333-271920

       Dear Dr. Whitney Haring-Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       The Anzu Board's Reasons for the Business Combination, page 211

   1. We note your revised disclosure in response to comment 2 and reissue the comment in part. Please revise
your disclosure to clarify what is meant by the "value" of Cochlear
                                                        Ltd. in your disclosure
that "Envoy has been valued at less than 5% of Cochlear Ltd."
                                                        Your disclosure should
include a discussion of how you arrived at this value and the relevant value of
Envoy, including any relevant revenues, earnings, multiples, market capitalizations, and
underlying assumptions you considered to arrive at a value for
                                                        Cochlear Ltd., and the
discounted value for Envoy.
 Dr. Whitney Haring-Smith
FirstName LastNameDr.
Anzu Special AcquisitionWhitney
                        Corp I Haring-Smith
Comapany 12,
September NameAnzu
              2023 Special Acquisition Corp I
September
Page 2    12, 2023 Page 2
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      David Slotkin